Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2012 and 2011

Research and Development Expenses, Net. Research and development expenses, net, increased by 44% to approximately $4.0 million for the first six months of 2012 from approximately $2.8 million for the first six months of 2011. The increase was primarily due to the establishment and initiation of activities at our South San Francisco operation as well as increasing levels of activity in our Pipeline Program, and a decrease in governmental and other grants, which are deducted from research and development expenses in calculating research and development expenses, net. Research and development expenses, net, as a percentage of total operating expenses, increased to 67% for the first six months of 2012 from 48% for the first six months of 2011.

Marketing and Business Development Expenses. Marketing and business development expenses increased by 18% to approximately $351,000, for the first six months of 2012, from approximately $298,000for the first six months of 2011. This increase was primarily due to non-cash expense related to stock based compensation.  Marketing and business development expenses, as a percentage of total operating expenses, increased to 6% for the first six months of 2012 from 5% for the first six months of 2011.

General and Administrative Expenses. General and administrative expenses decreased by 38% to approximately $1.7 million, for the first six months of 2012, from approximately $2.7 million for the first six months of 2011. The decrease was primarily due to a decrease in non-cash expense related to stock based compensation which totaled approximately $409,000 for the first six months of 2012 compared with approximately $1.6 million for the first six months of 2011. Included in the non-cash expense of $1.6 million for the first six months of 2011 was a $1.3 million one-time charge relating to an extension of the time to exercise certain previously outstanding and vested options issued to a director (the Company’s former CEO), which extension was approved by our shareholders. General and Administrative Expenses, as a percentage of total operating expenses, decreased to 27% for the first six months of 2012 from 47% for the first six months of 2011.

Financial Income, Net. Financial income, net, decreased to approximately $1.3 million, for the first six months of 2012, from approximately $1.5 million for the first six months of 2011. Financial income, net for both the first six months period of 2012 and 2011 included non-cash income of $1.3 million and $733,000, respectively related to the re-measurement to fair value of the research and development funding arrangements signed in late 2011 and late 2010 in support of the Pipeline Program and certain research and development activities, which, for reporting purposes, are being accounted for as a liability and the non-cash effect of revaluation of foreign-currency net assets.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities

Net cash used in operating activities increased to approximately $5.5 million in the first six months of 2012 compared with approximately $3.9 million in the first six months of 2011. This increase is mainly attributed to the establishment and initiation of activities at our South San Francisco operation in April 2012, as well as increasing levels of research and development activity in our Pipeline Program.

Net Cash Provided by (Used in) Investing Activities

Cash provided by investing activities primarily consisted of proceeds from maturity of short-term bank deposits.

Cash used in investing activities primarily consisted of investments in short-term bank deposits and investment in property and equipment primarily in our South San Francisco operation. Net cash provided by investing activities in the first six months of 2012 was approximately $3.1 million compared with net cash used in investing activities of approximately $3.1 million in the first six months of 2011. The increase in net investment activities  between both periods is primarily related to the larger proceeds from maturity of short-term bank deposits in the first six months of 2012 compare to the same period in 2011 and classification, for reporting purposes, of certain investments previously accounted as short-term bank deposits to cash and cash equivalents.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $5.4 million in the first six months of 2012 compared with approximately $5.9 million in the first six months of 2011. The principal sources of cash provided by financing activities in the first six months of 2012 were proceeds from the issuance of shares under our  “at-the-market” offering program during the period January 2012 to April 2012 and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.  The principal sources of cash provided by financing activities in the first six months of 2011 were proceeds related to the research and development funding arrangement signed in December 2010 and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term bank deposits and marketable securities. As of June 30, 2012, we had total cash, cash equivalents and short-term bank deposits of approximately $21.9 million, not including either the market value of the remaining Evogene ordinary shares owned by the Company, or the $6.0 million to be received during the remainder of 2012 under the payment schedule for the December 2011 research and development funding arrangement, as amended, of which $1.0 million was received on July 27, 2012 pursuant to such revised payment schedule.